EXHIBIT 99.1

Management Changes at TeliaSonera

STOCKHOLM, Sweden, June 21, 2004 (PRIMEZONE) -- Harri Koponen, Head of TeliaSonera International (TelaSonera's international holding in the Fintur companies, the Russian mobile operator MegaFon, Turkish mobile operator Turkcell and the international carrier operations) will leave TeliaSonera on July 1, 2004. Harri Koponen, who also has the position of deputy CEO, came to TeliaSonera in December 2002 in connection with the merger between Swedish Telia and Finnish Sonera. He was previously the Chief Executive Officer of Sonera.

"Harri and I have now worked together for two years. It has been an inspiring time with a lot of discussions about both the direction and the management of the operations. I believe we have made great achievements together to that respect. We have, however, now arrived at the conclusion that Harri is going to leave TeliaSonera. It is regrettable, but I have had to realize that our understanding of the business strategies and the internal management principles established by the Board of Directors is not cohesive. I am convinced that Harri will find another important challenge and I wish him all success," comments Anders Igel, President and Chief Executive Officer of TeliaSonera.

Harri Koponen will in connection with that he leaves TeliaSonera receive his base salary during the six months notice period and in excess of that a severance pay corresponding to 18 month's salary or Euro 837,000.

Following the changes, a review will be carried out of the management functions at TeliaSonera International. The responsibility for the international operations will now be moved closer to the respective market in order to further strengthen TeliaSonera's local position.

Erdal Otuzbir, Managing Director of Fintur Holdings, which contains the mobile operations in Kazakhstan, Azerbaijan, Georgia and Moldova, will from his base in Istanbul report directly to TeliaSonera's Chief Executive Officer Anders Igel. Erdal Otuzbir will also take on the responsibility for TeliaSonera's ownership in the Turkish mobile operator Turkcell.

Aimo Eloholma, currently Head of International Operations in TeliaSonera International, will report directly to TeliaSonera's Chief Financial Officer Kim Ignatius and be responsible for TeliaSonera's ownership in the Russian mobile operator MegaFon. TeliaSonera is currently reviewing the possibilities to further strengthen its resources in Russia.

Esko Rytkonen will be responsible for the resources, which will continue to be in place in Finland to support the business within these areas. Rytkonen will report to Kim Ignatius.

Eva Lindqvist, Managing Director of TeliaSonera International Carrier will report to Kim Ignatius.

Kim Ignatius, will in connection with the changes get a more prominent role in the international holdings and he will among other things be proposed as Chairman of the Board of Directors of Fintur Holdings.

The direction for TeliaSonera's international operations remains unchanged. The management change does not imply any change in strategy or priorities.

For further information journalists can contact: TeliaSonera's Press Office, phone +46-(0)8-713 58 30

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The following files are available for download:

http://www.waymaker.net/bitonline/2004/06/21/20040621BIT00420/wkr0001.pdf

CONTACT:  TeliaSonera
          Press Office
          +46-(0)8-713 58 30